July 25, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn:	Nicholas P. Panos

Senior Special Counsel

Re:	American Independence Corp.

Schedule 13E-3 File No. 005-31658

Filed June 28, 2016, by AMIC Holdings, Inc., et al.

Dear Mr. Panos:

This letter is being furnished on behalf of AMIC Holdings, Inc. ("Acquisition Co."), Independence Holding Company ("IHC") and Madison Investors Corporation ("Madison" and, together with Acquisition Co. and IHC, the "Filing Persons") in response to comments contained in the letter, dated July 19, 2016, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, with respect to the Filing Persons' Schedule 13E-3 that was filed with the Commission on June 28, 2016 (the "Schedule 13E-3"). The text of the Staff's comments is set forth below, followed by the Filing Persons' responses. The Filing Persons are concurrently filing Amendment No. 1 to the Schedule 13E-3 ("Amendment No. 1"), which includes changes to reflect responses to the Staff's comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13E-3, as amended by Amendment No. 1. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1. In addition, a marked copy of the Amendment indicating changes against the Schedule 13E-3 is being provided to the Staff via email.

General

1.	Advise us why American Independence Corporation has not been identified on the cover page of Schedule 13E-3 as a person filing the transaction statement.

Response:

Acquisition Co. is a recently formed Delaware corporation which is intended to merge into American Independence Corporation ("AMIC"), with Acquisition Co. continuing as the surviving corporation. Prior to the mailing of the Schedule 13E-3 to public stockholders of AMIC, IHC and Madison intend to contribute all of their shares of common stock of AMIC into Acquisition Co. Acquisition Co. will, following such contribution, own in excess of 90% of the outstanding shares of AMIC.

Section 253 of the Delaware General Corporation Law ("DGCL") provides, in relevant part, as follows:

"(a) In any case in which at least 90% of the outstanding shares of each class of the stock of a corporation or corporations…, of which class there are outstanding shares that, absent this subsection, would be entitled to vote on such merger, is owned by another corporation and 1 of the corporations is a corporation of this State and the other or others are corporations of this State . . ., the corporation having such stock ownership may … merge itself…into 1 of the other corporations by executing, acknowledging and filing, in accordance with Section 103 of this title, a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors to so merge and the date of the adoption; provided, however, that in case the parent corporation shall not own all of the outstanding stock of all the subsidiary corporations,…the resolution of the board of directors of the parent corporation shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving corporation upon surrender of each share of the subsidiary corporation or corporations not owned by the parent corporation or the cancellation of some or all of such shares…."

As is evident from the provisions of Section 253(a), it is the parent corporation, in this case Acquisition Co., which is solely responsible for causing the merger to take place. Neither the board of directors nor the stockholders of AMIC have any rights to vote on or consent to or approve or disapprove the merger under the DGCL. The only right provided to stockholders in a short form merger under Section 253 of the DGCL is the right to seek appraisal rights under Section 262 of the DGCL.

Acquisition Co. and the other filing persons, not AMIC, are the parties engaged in the going private transaction to which the Schedule 13E-3 relates. As evidenced by the foregoing discussion, neither AMIC, its board of directors nor its other stockholders have any control over the actions of Acquisition Co. Acquisition Co. and the other Filing Persons are the persons who have commenced this going private transaction, have filed the Schedule 13E-3 with the Commission, will disseminate the Schedule 13E-3 to the other stockholders of AMIC in accordance with Rule 13e-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will file the applicable certificate of ownership and merger with the State of Delaware merging Acquisition Co. into AMIC.

Based on the foregoing, we concluded, and it is still our conclusion, that AMIC is not a filing person in this going private transaction.

2.	The legend appearing on the cover page to the Schedule 13E-3 should appear on the cover page of the disclosure document that will be disseminated to security holders. Unless the Schedule 13E-3 cover page will be distributed to security holders, the disclosure required by Rule 13e-3(e)(1)(iii) should be relocated to the disclosure document that will be sent to security holders. Please revise or advise.

Response:

We hereby confirm that it is the Filing Persons' intention to disseminate the Schedule 13E-3 in its entirety to the stockholders of AMIC.

3.	We noticed the statement on page one that the "IHC Entities intend to cause Acquisition Co. to merge with AMIC in a 'short form' merger pursuant to Section 253 of the DGCL…" Advise us whether or not such entities have executed a written consent or other authorization to "cause" this merger on behalf of American Independence and, if so, whether American Independence is required to comply with Section 14(c) and Regulation 14C.

Response:

Section 14(c) of the Exchange Act provides, in relevant part, that:

"Unless proxies, consents, or authorizations in respect of a security registered pursuant to section 12 of this title, …, are solicited by or on behalf of the management of the issuer from the holders of record of such security in accordance with the rules and regulations prescribed under subsection (a) of this section, prior to any annual or other meeting of the holders of such security, such issuer shall, in accordance with rules and regulations prescribed by the Commission, file with the Commission and transmit to all holders of record of such security information substantially equivalent to the information which would be required to be transmitted if a solicitation were made…"

Rule 14c-2 of Regulation 14C under the Exchange Act in turn requires a registrant to transmit certain information statements "[i]n connection with every annual or other meeting of the holders of securities registered pursuant to section 12 of the Act…including the taking of corporate action with the written authorization or consent of security holders…. to all security holders entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registration pursuant to section 14(a) of the Act."

As noted above in our response to Comment 1, following Madison's and IHC's contribution of their shares in AMIC to Acquisition Co., Acquisition Co. will own greater than 90% of the outstanding shares of AMIC. Pursuant to the terms of Section 253 of the DGCL, Acquisition Co.'s Board of Directors and the Filing Persons will cause Acquisition Co. to merge with AMIC in a short-form merger by adopting the resolutions and filing the applicable certificate of ownership and merger described above in our response to Comment 1 and will do so without any vote, authorization or consent of any of AMIC's stockholders.

Based on the foregoing, we concluded, and it is still our conclusion, that AMIC is not required to comply with Section 14(c) of, and Regulation 14C under, the Exchange Act.

The Filing Persons' Position on the Fairness of the Merger, page 3

4.	Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A require the fairness determination to be directed to unaffiliated security holders. The term "unaffiliated security holders" also is defined in Rule 13e-3(a)(4). The filing persons appear to have sought to modify this definition by concluding that the merger is fair to holders of Common Stock "other than Acquisition Co." Please revise the disclosure throughout the transactions statement to conform to the codified legal standards, or advise.

Response:

We have revised the disclosure throughout Amendment No. 1 to refer to the unaffiliated security holders of AMIC rather than the holders of Common Stock "other than Acquisition Co."

Effect, page 14

5.	The summary of the report provided by Duff & Phelps indicated that Discounted Cash Flow Analysis took into account the "present value of net operating loss carryforward tax benefits" which "were separately valued and added to equity value." Please specify the constituency that is expected to become the beneficiary of American Independence's net operating loss carryforwards, if any, and quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response:

We have revised the disclosure on page 14 of Amendment No. 1 to identify the constituencies that are expected to become the beneficiary of AMIC's net operating loss carryforwards and to quantify that benefit.

Factors Considered in Determining Fairness, page 19

6.	Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which any of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A that have yet to be discussed were considered in the context of reaching the fairness determination. For example, please explicitly address the extent to which the Board considered current stock prices, net book value, and going concern value in the context of reaching its fairness determination. To the extent that any or all of these factors were dismissed, please revise to state the reason(s) for the dismissal. If the Board relied upon an analysis undertaken by a committee or the financial advisor, the Board must expressly adopt the analysis. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

Response:

The following chart summarizes the Filing Persons' disclosure with respect to each of the factors described in Instruction 2 to Item 1014 of Regulation M-A.

Factor Enumerated in Instruction 2 to Item 1014.	Filing Persons' Disclosure
(i) Current market prices	As noted on page 19 of Amendment No. 1 under the sub-heading "The Stock Merger Price," the Filing Persons considered the Stock Merger Price compared to the last sales price of the Common Stock as of the end of trading on January 5, 2016 (the date that IHC publicly announced after the end of trading in a press release that it was taking steps to consider a going private transaction), as well as the 30-day volume-weighted average price prior to such date. In addition, the Filing Persons considered the Stock Merger Price compared to the last sales price of the Common Stock as of the end of trading on April 4, 2016 (to allow the market to absorb the disclosure, the second full trading day following March 31, 2016, the date that IHC publicly announced after the end of trading in a press release the consummation of the sale of IHC Risk Solutions).
(ii) Historical market prices	The Filing Persons considered whether the Stock Merger Price constitutes fair value in relation to current and historical market prices for the shares of Common Stock, as is noted on page 20 of Amendment No. 1 under the sub-heading "Historical Market Prices." The Filing Persons gave greater weight to other factors, however, because AMIC's shares of Common Stock are only lightly traded and, thus, were not considered an accurate indicator of fair value.
(iii) Net book value	The Filing Persons did not consider AMIC's book value per share as a factor. The Filing Persons believe that book value per share, which is an accounting concept, was not a material indicator of the value of AMIC as a going concern, but rather is indicative of historical costs (and does not, for example, take into account the future prospects of AMIC, market trends and conditions or business risks inherent in a competitive market). Thus, the Filing Persons did not view net book value as a relevant measure in the determination as to the fairness of the merger. See page 21 of Amendment No. 1 under the sub-heading "Book value per share."

Factor Enumerated in Instruction 2 to Item 1014.	Filing Persons' Disclosure
(iv) Going concern value	We have revised the disclosure on page 19 of Amendment No. 1 under the subheading "Financial Analysis of the Merger" to clarify that the financial analysis conducted by Duff & Phelps and adopted by the IHC Board included a discounted cash flow ("DCF") analysis and state that the Filing Persons believe that this DCF Analysis is a measure of going concern value.
(v) Liquidation value	As noted on page 21 of Amendment No. 1 under the sub-heading "Liquidation value analysis," the Filing Persons did not consider any implied liquidation value when determining the Stock Merger Price because it was not contemplated that AMIC would be liquidated regardless of whether or not the merger was completed. Additionally, a liquidation value analysis does not take into account any value that may be attributed to a company's ability to attract new business.
(vi) Purchase prices paid	The Filing Persons considered whether the Stock Merger Price constitutes fair value in relation to their purchases of AMIC Common Stock within the last two years. This is noted on pages 20-21 of Amendment No. 1 under the sub-heading "Purchases of AMIC Common Stock by the Filing Persons during the Past Two Years."
(vii) Report, Opinion or appraisal described in Item 1015 of Reg. M-A

As noted on page 19 of Amendment No. 1 under the subheading "Financial Analysis of the Merger" and on page 21 of Amendment No. 1 under the subheading "Independent Valuation Firm," IHC retained Duff & Phelps, LLC to deliver a valuation analysis of AMIC to the IHC Board.

In addition, we have revised the disclosure on page 19 of Amendment No. 1 to state that the IHC Board relied on Duff & Phelps’ valuation report and adopted the analysis at a special meeting held on June 20, 2016.

Factor Enumerated in Instruction 2 to Item 1014.	Filing Persons' Disclosure
(viii) Firm offers	As noted on page 20 of Amendment No. 1, under the sub-heading "No Firm Offers," none of the Filing Persons has received a firm offer for their equity interests in AMIC from a third party within the past two years; therefore this factor is inapplicable.

In addition, we have revised the disclosure on page 11 of Amendment No. 1 to discuss the factors considered by the IHC Board at its June 24, 2016 meeting.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

7.	Under the subheading "Significant Corporate Events," the disclosure indicates that on "September 4, 2013, IHC commenced a tender offer to purchase AMIC Common Stock from existing AMIC stockholders. At the time, IHC and MIC together held over 80% of the outstanding shares of AMIC Common Stock. On October 2, 2013, IHC completed the tender offer and purchased 762,640 shares of AMIC Common Stock at a net price per share of $10.00, increasing its ownership to approximately 90%." Considering that §253 of the Delaware General Corporation Law, which provision has been cited directly under the heading "Summary Term Sheet" on page 1 becomes operative only at the 90% ownership level, please provide us with a legal analysis explaining whether or not the tender offer was the first step in this Rule 13e-3 transaction. Please refer to Rule 13e-3(a)(3) and its corresponding reference to "series of transactions."

Response:

IHC's 2013 tender offer was not the first step of a Rule 13e-3 transaction.

Rule 13e-3(a)(3) defines a "Rule 13e-3 Transaction" as "a transaction or a series of transactions…which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section." Furthermore, according to question four of the Commission's interpretive release related to going private transactions under Rule 13e-3, Exchange Act Release No. 17719:

"a …transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the specific transaction is effected by an issuer or an affiliate as a part, or in furtherance, of a series of actions which, taken together, have either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the paragraph (a)(4)(ii) effects."

This release further clarifies that the transaction in question should be "effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved…." The Commission noted in this release that "…whether a transaction…is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects."

IHC's 2013 tender offer and the proposed short-form merger are separate and independent transactions, and the 2013 tender offer had neither a reasonable likelihood nor purpose of producing the effects set out in paragraph (a)(3)(ii) of Rule 13e-3.

In IHC's Offer to Purchase, dated September 13, 2013 and filed as Exhibit (a)(1)(A) to IHC's Schedule TO/A on September 13, 2013 (the "Offer to Purchase"), IHC stated that the purpose for the 2013 tender offer was to increase its ownership of AMIC to "further align the companies interests and permit additional focus by [IHC's] management on AMIC." Furthermore, IHC indicated its belief that this alignment of interest and additional focus would enhance AMIC's business prospects, thereby benefiting both IHC and AMIC's other stockholders. Moreover, IHC specifically indicated that it had no "present plans or proposals that would relate to or result in…any extraordinary transaction involving AMIC or any of its subsidiaries (such as a merger, reorganization or liquidation),…. any class of equity securities of AMIC being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or ….  any class of equity securities of AMIC being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act." In addition, the 2013 tender offer was not conditioned on any minimum number of shares being tendered; thus, it was possible that the tender offer could have been consummated for a number of shares that would have resulted in IHC acquiring less than 90% of the outstanding AMIC Common Stock.

Consistent with the statements made by IHC in the Offer to Purchase, following the consummation of the 2013 tender offer, IHC continued to operate AMIC as a NASDAQ listed, Exchange Act registered subsidiary for a significant period of time. It was not until January 4, 2016 that the IHC Board preliminarily determined to take the steps necessary to take AMIC private.

In light of the foregoing, because IHC's 2013 tender offer did not have "a reasonable likelihood or a purpose of producing….any of the paragraph (a)(4)(ii) effects," the tender offer was not the first step in a Rule 13e-3 transaction.

Item 13. Financial Information, page 47

8.	Financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response:

On page 47 of Amendment No. 1, we have revised Item 13 of Schedule 13E-3 to include the ratio of earnings to fixed charges. We believe that the summary disclosure now complies with Item 1010(c) of Regulation M-A.

9.	Revise the disclosure under subparagraph (a) to reflect the correct address of the SEC's principal office.

Response:

We have revised the disclosure under subparagraph (a) on page 46 of Amendment No. 1 to reflect the correct address of the SEC's principal office.

Exhibit (c)

10.	We noticed the disclosure that indicated that, "[t]he presentation contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without the prior written consent of Duff & Phelps, LLC." Other language restricts the use of the information produced by Duff & Phelps, and states that "[t]his report may not be relied on by or disclosed to any third-party without the prior written consent of Duff & Phelps (other than the Company and its professional advisors)." Please revise the disclosure statement to be mailed to shareholders to state, if true, that Duff & Phelps has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders' right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

Response:

We have revised the filing to state on page 23 of Amendment No. 1 that Duff & Phelps has consented to the use of its materials by the Filing Persons for purposes of public disclosure in the Schedule 13E-3.

As requested in your letter, each of the Filing Persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at 203-358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Name: Teresa A. Herbert

Title: Chief Financial Officer and Senior Vice President

cc:	Ms. Loan T. Nisser

Mr. Nicholas R. Williams, Esq.

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